Mail Stop 6010



      September 1, 2005

Robert Petty
Chief Executive Officer
ROO Group, Inc.
228 East 45th Street, 8th Floor
New York, NY  10017

Re:  	ROO Group, Inc.
	Preliminary Information Statement on Schedule 14A, Filed
August
24, 2004
	File No. 0-25659

Dear Mr. Petty:

      This is to advise you that we have limited our review of the above referenced information statement to only the issues identified below.

Schedule 14C
1. Please revise your disclosure to indicate whether the reverse stock split could cause the number of shareholders to fall below 300 shareholders. If so, please so indicate and also provide disclosure as to the consequences of falling below the 300 shareholder threshold.
2. Please revise your disclosure to include language of any current plan or commitment, or lack thereof, of the board to issue any of the
"additional" common stock that will be available for future issuance after the reverse stock split.

*	*	*





You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Song P. Brandon at (202) 551-3621 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director
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